UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 26, 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 26, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: June 26, 2015	By:	/s/ David Schilansky
		Name:	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Bagneux, France, June 26, 2015

DBV Technologies Proudly Welcomes

Dr. Hugh Sampson as Chief Scientific Officer

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced the appointment of Dr. Hugh Sampson as Chief Scientific Officer (CSO). In this new role and in partnership with Dr. Dupont, chairman of the Company’s Scientific Advisory Board, Dr. Sampson will lead DBV’s research team, pursuing new Viaskin® applications for the treatment of food allergies, while also supporting the Company’s clinical development teams. Dr. Sampson’s appointment as CSO will become effective on November 1, 2015. Dr. Sampson will also continue serving as an advisor to the Company, as well as Director of the Research Center at the Jaffe Food Allergy Institute, Icahn School of Medicine at Mount Sinai, New York, NY.

Dr. Pierre-Henri Benhamou, Chairman & Chief Executive Officer of DBV Technologies, said: “Today marks a very important day for us. One of the world leaders in medical research in food allergy and immunology is joining our leadership team, and we are honored to welcome him to DBV. We believe that Hugh’s vision and unique experience will bring a lot of value as we seek to expand our platform in the coming years. By joining forces, we hope to make great strides both in research and clinical development. We share the same commitment to innovation and the same ambition to change the lives of millions of food allergic patients.”

Dr. Hugh Sampson, Chief Scientific Officer, said: “I am very excited to join the DBV team and look forward to exploring the potential of this innovative platform. In my short tenure as a member of the DBV Scientific Advisory Board, I have been very impressed with the dedication and energy of everyone at DBV and their desire to understand the basic science underlying this immunotherapeutic approach, which has the potential to benefit millions of food allergic patients.”

Hugh A. Sampson, M.D., is a professor of Pediatrics at the Icahn School of Medicine at Mount Sinai School, N.Y., USA. He is Director of the Jaffe Food Allergy Institute; and Dean of Translational Biomedical Science at The Mount Sinai Medical Center. He received his M.D. from the State University of New York at Buffalo School of Medicine. Dr. Sampson’s research interests have focused on food allergic disorders, including work on the immunopathogenic role of food hypersensitivity in atopic dermatitis, the pathogenesis of food-induced anaphylaxis, the characterization of food-induced gastrointestinal hypersensitivities, the characterization of food allergens, and novel immunotherapeutic strategies (recombinant engineered protein, plasmid DNA, peptide, etc.) for treating food allergies. His research has been funded by a number of grants from the National Institutes of Health (NIH) and private foundations. He is the Principal Investigator of the NIH-sponsored Consortium of Food Allergy Research (CoFAR). He is also former President of the American Academy of Allergy Asthma and Immunology (AAAAI).

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation and Breakthrough Therapy designation from the U.S. Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements forward-looking statements that are not promises or guarantees and involve substantial risks and uncertainties. The Company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein are uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Nathalie Donne Director, Corporate Communication & Business Development Tél. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com	Susanna Mesa VP Finance, US Investor Relations & Strategy Tél. : +1 917-346-3447 susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts US & Europe

Marion Janic Rooney & Associates Tél. : +1-212-223-4017 mjanic@rooneyco.com	Caroline Carmagnol Alize RP – Relation Presse Tél. : +33(0)6 64 18 99 59 caroline@alizerp.com